Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change

March 26, 2018

Item 3	News Release

March 28, 2018 disseminated through Newsfile Corp. and SEDAR filed.

Item 4	Summary of Material Change

On March 26, 2018 the Company closed its non-brokered, convertible debenture private placement (the "Financing"). In accordance with the provisions of the subscription agreements received, on March 26, 2018 the Company issued convertible debentures in the total principal amount of C$33,500,000 (the “Debentures”). The Debentures are convertible into common shares (the “Conversion Shares”) at a conversion price of C$1.00 per Conversion Share, subject to the Company being fully listed for trading on the Canadian Securities Exchange (“CSE”).

The Company has filed its Form 2A Listing Statement (the “Form 2A”) with the CSE, and is waiting for initial comments to complete the Form 2A for final approval to list C21’s common shares on the CSE.

Upon the Company receiving final approval to list its common shares for trading on the CSE, the Debentures will be forced to convert into a total of 33,500,000 common shares of the Company (the “Converted Shares”).

In connection with the Financing, the Company paid a total of $1,162,045 cash as finder’s fees, and issued non-transferable share purchase warrants (the “Warrants”) for the purchase of up to 765,795 common shares of the Company. The Warrants are exercisable at C$1.00 per share commencing on the date of listing of the Company on the CSE, and will expire on March 25, 2019.

The Converted Shares and any shares that may be issued on exercise of the Warrants will be subject to a hold period under applicable Canadian securities laws expiring on July 27, 2018, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

Following conversion of the Debentures, the Company will have approximately 39,479,695 common shares issued and outstanding.

Four Insiders (the “Related Parties”) directly subscribed for a total of $2,225,000 from the Financing, which increased those Related Parties’ pro rata shareholdings in the

Company (the “Related Party Transaction”). All of the independent directors of the Company, acting in good faith, have determined that the fair market value of the Conversion Shares when issued and the consideration paid is reasonable and, with the value of the Related Party Transaction being less than 25% of the Company’s market capitalization post-conversion, is exempt from the formal valuation and minority shareholder approval requirements of the Ontario Securities Commission’s Rule 61-501.

Proceeds from the financing will be utilized towards completion of the Company’s proposed business plan as disclosed in the news release dated March 28, 2018, including the completion of the acquisition, expansion and strategic vertical integration of the Oregon cannabis operations, and for general working capital.

Item 5.1	Full Description of Material Change

See attached News Release dated March 28, 2018 for full particulars, as well as noting that:

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the Company paid a total of $1,162,045 cash as finder’s fees, and issued non- transferable share purchase warrants (the “Warrants”) for the purchase of up to 765,795common shares of the Company (not the reverse as stated in the March 28, 2018 News Release); and that

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proceeds from the financing will be utilized towards completion of the Company’s proposed business plan as disclosed in the news release dated March 28, 2018, including the completion of the acquisition, expansion and strategic vertical integration of the Oregon cannabis operations, and for general working capital.

Item 5.2	Disclosure for Restructuring Transactions:

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

	Robert Cheney, CEO	Phone: (604) 336-8613

Item 9	Date of Report

DATED this 10th day of April, 2018.

SIGNED: “ Robert Cheney”
Per:
Robert Cheney, Chief Executive Officer